

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Via E-mail
Mr. Douglas N. Currault II
Assistant General Counsel and Corporate Secretary
Freeport-McMoRan Copper & Gold Inc.
333 North Central Avenue
Phoenix, AZ 85004-2189

> **Re: Freeport-McMoRan Copper & Gold Inc.**
> **Registration Statement on Form S-4**
> **Filed December 28, 2012**
> **File No. 333-185747**

Dear Mr. Currault:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Letter to Shareholders

1. Please provide the disclosure required by Item 501(b)(2) of Regulation S-K. In addition, please clearly disclose the total merger consideration, both the total cash and total number of shares.

2. Please disclose in the letter to shareholders, or provide a cross-reference to the disclosure in the proxy statement, the interests of PXP officers and directors in the merger.

Summary, page 6

3. For investor clarity, please include a chart that identifies each officer or director of PXP, FCX and MMR that serves as an officer or director of more than one of the companies. Cleary identify the role(s) of each officer or director at each company. Lastly, provide

tabular disclosure indicating the ownership of stock of each company in the other two companies.

Risk Factors, page 29

4. Please consider revising the first risk factor on page 29 to clarify that because the merger consideration is a fixed dollar amount and a fixed exchange ratio of FCX common stock, PXP shareholders could be adversely affected by a decrease in the trading price of FCX common stock during the pendency of the transaction.

Background of the Merger, page 39

5. We note your disclosure on page 39 that Mr. Moffett and Mr. Flores have periodically discussed the long-term strategic goals and objectives of each of FCX, MMR and PXP. Please revise your disclosure to clarify how long and in what capacities Mr. Moffett and Mr. Flores have been periodically engaging in such discussions.

6. We note your disclosure on page 40 that subsequent to a meeting of the PXP Board on April 3, 2012, representatives of PXP contacted representatives of Barclays about "the potential transaction" between PXP and FCX. Please expand your disclosure here to clarify the structure of the potential transaction discussed with Barclays. In addition, please discuss whether the PXP Board had eliminated the possibility of FCX acquiring the MMR common stock owned by PXP outright by April 3, 2012 and, if so, why the PXP Board determined not to pursue that alternative.

7. We note your disclosure on page 40 that the FCX special committee was "authorized to review, evaluate and, as appropriate, negotiate with either or both MMR and PXP regarding a possible transaction, with a view toward making a recommendation to the FCX Board as to whether FCX should pursue a transaction with either company." Please revise your disclosure to clarify whether the FCX special committee was authorized to consider alternatives to business combination transactions with one or both of MMR and PXP. In addition, please revise your disclosure to clarify whether the FCX Board was considering alternatives to potential transactions with one or both of MMR and PXP in May 2012.

8. Please revise your disclosure to discuss whether the FCX Board considered a potential business combination transaction with any other oil and gas companies and, if not, why.

9. Please discuss the reason(s) for PXP's preference that any potential transaction with FCX include FCX common stock as a significant portion of the consideration payable to PXP shareholders as disclosed in the fifth full paragraph on page 42.

10. We note your disclosure on page 43 regarding PXP Board discussions concerning the potential role of PXP's senior management in the management of the combined company. Please revise your disclosure to discuss the apparent conflicts of interest of the

PXP Board, of which Mr. Flores is Chairman, as a result of the potential role of PXP's senior management in the management of the combined company. In addition, please revise your disclosure to clarify whether the PXP Board or the FCX special committee initiated the discussion regarding the potential role of PXP's senior management in the management of the combined company.

11. We note your disclosure on page 45 that on December 3, 2012, "Mr. Allison informed the FCX special committee that PXP had indicated that it was prepared to recommend to its board that PXP enter into a definitive agreement providing for a transaction at a price of $50 per share consisting of an equal amount of cash and FCX common stock as merger consideration." Please revise your disclosure to clarify who was prepared to make the recommendation to the PXP Board that PXP enter into a definitive agreement with FCX.

12. Please revise your disclosure to describe the negotiations and the contemplated roles of each of Messrs. Moffett, Adkerson and Flores in the combined company, as discussed during the FCX special committee meeting on the evening of December 3, 2012.

13. Please provide us with copies of the "board books" distributed to the board in connection with its consideration of the transaction.

FCX's Reasons for the Merger, page 46

14. Please revise your disclosure to discuss in further detail the anticipated effects, both positive and negative, of the increased scale of the combined company in light of the fact that the companies operate in different industries. In addition, please discuss anticipated synergies, if any.

PXP's Reasons for the Merger; Recommendation of the PXP Board of Directors, page 49

15. Please describe the other alternatives available to PXP and whether they were considered by the PXP Board. Clarify why such alternatives were rejected.

Opinion of PXP's Financial Advisor, page 52

16. Please revise the Comparable Company Analysis and the Comparable Transactions Analysis sections to disclose the methodology and criteria used to select these companies and transactions. Please indicate whether the criteria were consistently applied and indicate whether any additional companies or transactions fit within these criteria but were not analyzed, and if so, why not. Also, please include the date of each transaction.

General, page 65

17. Please provide quantitative disclosure of the fees paid or to be paid to Barclays and its affiliates in the various transactions with PXP and its affiliates described in the last paragraph on page 65. If such information is not available or would require unreasonable

effort or expense to obtain, please revise your disclosure to provide an explanation of the reasons why such additional information is unavailable.

Employment Agreements and Letter Agreements, page 77

18. Please attempt to quantify the annual compensation to be received by Mr. Flores following the merger. Also provide more details regarding the incentive compensation and benefit plans that will be provided to the executives under the letter agreements.

Merger-Related Compensation for PXP Named Executive Officers, page 80

19. Please clearly label the table on page 81. In addition, please revise footnote one to the table to specify the time frame in which such termination must occur in order for the amount to become payable and the amount payable attributable to a single-trigger arrangement. See Instruction 5 to Item 402(t)(2) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet

(1) Historical Financial Information, page 107

20. It appears from your disclosure that the historical financial statements provided for PXP are unaudited pro forma financial statements based on an acquisition that PXP closed on November 30, 2012. Considering the materiality of this acquisition to PXP and FCX, please revise your pro forma presentation to present PXP's actual historical financial statements at September 30, 2012, the pro forma impact of the acquisition that closed on November 30, 2012 and the pro forma balances for PXP on September 30, 2012 in separate columns.

(4) Financing and Other, page 109

21. It appears the adjustments (D) through (G) relate to transactions that are not directly attributable to the acquisition. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to the acquisition and factually supportable.   If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting your conclusion and justify how your presentation is consistent with Article 11 of Regulation S-X.

22. Considering the comment above, if you believe these transactions are probable and material to investors, but not directly attributable to the acquisition, please revise the presentation to present the impact of these transactions in a separate column after the pro forma balance attributable to the acquisition.

23. We note that the Pro Forma Financial Statements do not give effect to the proposed acquisition of MMR. Please revise to include the effects in the Pro Forma Financial Statements or tell us how you determined that the proposed acquisition is not significant or probable.

Notes to the Unaudited Pro Forma Condensed Combined Statements of Income

(3) Pro Forma Adjustments, page 112

24. It appears the adjustment (C) relates to a transaction that is not directly attributable to the acquisition. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to the acquisition, factually supportable, and expected to have a continuing impact. If you continue to believe your adjustment is appropriate, provide a detailed explanation supporting your conclusion and justify how your presentation is consistent with Article 11 of Regulation S-X.

25. It appears from your disclosure that the effective rate for state taxes was utilized to calculate the pro forma income tax expense. Please revise to disclose the statutory tax rate or provide disclosure as to why state taxes were not calculated utilizing the statutory tax rate.

Undertakings, page II-3

26. Please include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Exhibits

27. Please revise Annex A to include a list briefly identifying the contents of all omitted schedules to the Agreement and Plan of Merger and the agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director